Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bottled, Inc.
310 First Ave. Apt 8H
New York, NY 10009
http://bottledapp.com

Up to $1,234,997.55 in Common Stock at $1.35
Minimum Target Amount: $14,999.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Bottled, Inc.
Address: 310 First Ave. Apt 8H, New York, NY 10009
State of Incorporation: DE
Date Incorporated: October 21, 2021

Terms:

Equity

Offering Minimum: $14,999.85 | 11,111 shares of Common Stock
Offering Maximum: $1,234,997.55 | 914,813 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.35
Minimum Investment Amount (per investor): $101.25

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive Lifetime Cruise Membership in Bottled

Tier 2 Perk: Invest $5,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile - Quarterly call with the founders + 20% bonus shares

<u>Loyalty Perk</u>

As you are a Community Member in Bottled, you are eligible for additional bonus shares (10%).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Bottled, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Bottled, Inc. (or the "Company") was incorporated in Delaware on October 21, 2021. The Company's principal business is providing an innovative social media platform, "Message in a Bottle™," which gamifies befriending for GenZ and Millennials by fostering genuine conversations in a welcoming environment. With over 3.5 million users to date, Bottled offers a fun alternative to toxic social media, leveraging AI to promote human connections and reward kindness. The Company's mission is to create a safe and inclusive social platform, monetizing through in-app purchases and subscriptions rather than targeted ads. Bottled's user base spends about 30 minutes a day on the app, highlighting its engaging and meaningful user experience.

Competitors and Industry

Industry

Bottled, Inc. operates within the social media and messaging industry, which has seen significant growth in recent years. According to Statista, the global social media and messaging market was valued at over $219.06 billion in 2023 and is projected to reach $413.16 billion by 2028. Bottled targets GenZ and Millennials, providing an alternative to traditional social media platforms by focusing on genuine, meaningful interactions. The Company aims to address the growing concern of social media toxicity by offering a safe and inclusive environment for its users.

https://www.thebusinessresearchcompany.com/report/social-media-global-market-report

Competitors

Bottled faces competition from established social media and messaging platforms; all of which have vast user bases and extensive resources. Another significant competitor is Slowly, an app that also focuses on connecting users through letter-writing, emphasizing slow, meaningful communication rather than instant messaging. We believe Bottled differentiates itself by gamifying the befriending process and leveraging AI to foster real human connections, focusing on kindness and authenticity over popularity and follower counts. While traditional platforms thrive on ad revenue and user engagement metrics often driven by divisive content, we believe Bottled's unique approach aims to create a positive, user-centric experience that prioritizes mental wellness and genuine connections.

Current Stage and Roadmap

Current Stage

Bottled, Inc. is currently in a growth and scaling phase, having successfully developed its core platform and acquired a

substantial user base of over 3.5 million users. The Company has focused on refining its AI-driven features and gamified interactions to foster genuine connections among GenZ and Millennials. Bottled has implemented a robust user acquisition strategy, consistently achieving a high return on ad spend (ROAS) in key markets. The platform has also rolled out several monetization features, including in-app purchases and subscription models, which have been well-received by users.

Future Roadmap

Looking ahead, Bottled plans to scale its operations by expanding marketing efforts and enhancing its platform features. The Company aims to introduce new monetization options such as virtual gifts, power-ups, unique avatars, and voice chat, with plans to explore VR capabilities. Additionally, Bottled intends to further improve user experience by maintaining a balanced user base and ensuring a safe, inclusive environment. The Company also plans to establish strategic partnerships and collaborations to enhance its market presence and drive growth. As part of its long-term vision, Bottled will continue to innovate and adapt its platform to meet the evolving needs of its user base while maintaining its commitment to fostering genuine human connections.

The Team

Officers and Directors

Name: Adrian Rene Rubio

Adrian Rene Rubio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Director & Board Secretary
  Dates of Service: June, 2022 - Present
  Responsibilities: Raising funds, revenue generation, operations, & legal. No salary. Equity: 2,000,000 shares (28% voting power). Works more than 60 hours a week for the Company

Other business experience in the past three years:

- Employer: Loginext
  Title: VP Business Development
  Dates of Service: April, 2021 - Present
  Responsibilities: Business Development for SaaS; works an average of 20 hours a week for this company

Name: Pierre Delannoy

Pierre Delannoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer & Board Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Mainly focused on the technical and product side, my mission is to create and maintain everything that revolves around our app and its infrastructure. Salary: $43K Equity: 70% voting power

- Position: CFO
  Dates of Service: April, 2017 - Present
  Responsibilities: Keeps and maintains books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares.

- Position: CTO
  Dates of Service: April, 2017 - Present
  Responsibilities: Developing and implementing the Company's technology strategy, overseeing technical teams, including designers, project managers, and developers.

- Position: President
  Dates of Service: April, 2017 - Present
  Responsibilities: Responsible for business strategy, budget management, and oversees day-to-day operations

Other business experience in the past three years:

- Employer: Legitbee
  Title: CTO
  Dates of Service: March, 2020 - December, 2021
  Responsibilities: I cofounded Legitbee, a french company aiming at simplifying transmission of digital assets when passing away

Other business experience in the past three years:

- Employer: Honi Inc
  Title: CEO
  Dates of Service: August, 2015 - Present
  Responsibilities: The company I created to make Honi, app for couples. This role is not primary at all, this remains dormant mainly since I no longer maintain Honi app.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and

determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete

or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Bottled, Inc was formed on 10/21/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bottled Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Bottled is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we

will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with Bottled, Inc.
Adrian Rubio, the CEO of Bottled, Inc., does not currently receive a salary for his work at Bottled. He currently receives a salary of $150,000 a year for his work as VP of Business Development for Loginext in which he coaches & oversees a team of Marketing & Business Development professionals. Although Adrian has substantial equity investments in Bottled, where he is responsible for Fundraising, Product Strategy, Data Analysis, User Acquisition, Accounting, and Strategic Partnerships, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Bottled raises $1,000,000 or reaches consistent profitability, the Company plans on providing Adrian with an initial salary of not more than $120,000.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adrian Rene Rubio	2,000,000	Common Stock	28.0%
Pierre Delannoy	5,000,000	Common Stock	70.0%

The Company's Securities

The Company has authorized Common Stock, SAFE 1, and SAFE 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 914,813 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 7,550,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

General. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (1) the names of such candidate or candidates have been placed in nomination prior to the voting and (2) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

SAFE 1

The security will convert into Preferred stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $85,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 1.

SAFE 2

The security will convert into Preferred stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $105,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 2.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Startup Funds
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $120,000.00
  Use of proceeds: Startup Funds
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $20,000.00

Use of proceeds: Startup Funds
Date: January 01, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,050,000
  Use of proceeds: Founders Shares
  Date: October 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2022 was $74,822.00 compared to $80,301.00 in fiscal year 2023. This increase of $5,479.00 is attributed to the Company's enhanced marketing efforts and increased user engagement, which led to higher in-app purchases and subscription revenue. The introduction of new features also contributed to the rise in revenue by attracting more paying users.

Cost of Sales

Cost of Sales for fiscal year 2022 was $14,381.00 compared to $15,011.00 in fiscal year 2023. The slight increase of $630.00 is primarily due to the increased cost associated with scaling the platform, such as higher server costs and additional customer support expenses required to accommodate the growing user base.

Gross Margins

Gross margins for fiscal year 2022 were $60,441.00 compared to $65,290.00 in fiscal year 2023. This increase of $4,849.00 reflects the Company's ability to generate higher revenue while maintaining a relatively stable cost of sales. Improved operational efficiencies and better cost management strategies also contributed to the increased gross margins.

Expenses

Expenses for fiscal year 2022 were $109,775 compared to $148,125 in fiscal year 2023. The significant increase of $38,350.00 is due to the Company's investment in growth initiatives, including expanded marketing campaigns, hiring additional staff, and developing new platform features. These investments are crucial for the Company's long-term growth and scaling efforts, although they have temporarily increased expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are now entering a phase of scaling operations and expanding our user base, which is expected to significantly increase revenue streams. Past cash was primarily generated through sales. Our goal is to achieve substantial growth in our user base and revenue by enhancing our monetization strategies and expanding our market reach.

Given the substantial user growth and engagement, combined with the development of new monetization features, we anticipate that future cash flows will be much higher than historical figures. The previous years' financials reflect initial operational stages with limited monetization, but as we continue to scale and implement advanced revenue strategies, we expect a significant positive shift in financial performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2024, the Company has capital resources available in the form of $37,513 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth initiatives, including expanded marketing campaigns, hiring additional staff, and developing new platform features.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $4,000 for expenses related to platform maintenance, server costs, and minimal marketing efforts.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $12,000 for expenses related to platform maintenance, server costs, marketing campaigns, and additional staff salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including required capital contributions, lines of credit, or future capital raises. However, we are open to exploring these options if necessary to support our growth and operational needs.

Indebtedness

- Creditor: Adrian Rubio
  Amount Owed: $12,228.00
  Interest Rate: 0.0%
  During 2023 and 2022, the Company borrowed money from shareholder and CTO Adrian Rubio. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Related Party Transactions

- Name of Person: Adrian Rubio
  Relationship to Company: 20%+ Owners and Officer
  Nature / amount of interest in the transaction: During 2023 and 2022, the Company borrowed money from the owner Adrian Rubio. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.
  Material Terms: Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $9,991 and $12,228, respectively.

Valuation

Pre-Money Valuation: $10,192,500.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $190,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis (7,550,000 shares) includes 500,00 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.85 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.55, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development, and market testing. This will help us continue to innovate and improve our platform, ensuring we meet the needs of our users.

- Inventory
  9.0%
  We will use 10% of the funds raised to purchase inventory for the Company's new feature rollouts in preparation for expanding our service offerings.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including roles in Office Administration, Sales and Marketing, and Customer Service. Wages will be commensurate with training, experience, and position, allowing us to attract and retain top talent.

- Working Capital
  34.5%
  We will use 34.5% of the funds for working capital to cover expenses for the initial launch of new features, product expansion, and ongoing day-to-day operations of the Company. This will ensure we have the necessary resources to maintain and grow our business effectively.

- StartEngine Service Fee
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://bottledapp.com (http://bottledapp.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bottled

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Bottled, Inc.

[See attached]

BOTTLED, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Bottled, Inc.
New York, New York

We have reviewed the accompanying financial statements of Bottled, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 21, 2024
Los Angeles, California

BOTTLED, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	47,822	$	132,894
Total Current Assets		**47,822**		**132,894**
Total Assets	$	**47,822**	$	**132,894**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	9,991	$	12,228
Total Current Liabilities		**9,991**		**12,228**
Simple Agreement for Future Equity (SAFEs)		184,167		184,167
Total Liabilities	$	**194,158**	$	**196,395**
STOCKHOLDERS' EQUITY				
Common Stock	$	705	$	705
Subscription Receivable		(705)		(705)
Accumulated Deficit		(146,336)		(63,501)
Total Stockholders' Equity		**(146,336)**		**(63,501)**
Total Liabilities and Stockholders' Equity	$	**47,822**	$	**132,894**

See accompanying notes to financial statements.

BOTTLED, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	80,301	$	74,822
Cost of Goods Sold		15,011		14,381
Gross Profit		**65,290**		**60,441**
Operating Expenses				
General and Administrative		141,275		101,898
Research and Development		6,850		7,877
Total Operating Expenses		**148,125**		**109,775**
Operating Loss		**(82,835)**		**(49,334)**
Other Loss		-		14,167
Loss Before Provision for Income Taxes		**(82,835)**		**(63,501)**
Provision/ (Benefit) for Income Taxes		-		-
Net Loss	$	**(82,835)**	$	**(63,501)**

See accompanying notes to financial statements.

BOTTLED, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	-	$ -	$ -	$ -	$ -
Issuance of Stock	7,050,000	705	(705)	-	-
Net loss	-	-	-	(63,501)	(63,501)
Balance—December 31, 2022	7,050,000	$ 705	$ (705)	$ (63,501)	$ (63,501)
Issuance of Stock	-	-	-	-	-
Net loss	-	-	-	(82,835)	(82,835)
Balance—December 31, 2023	7,050,000	$ 705	$ (705)	$ (146,336)	$ (146,336)

See accompanying notes to financial statements.

BOTTLED, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (82,835)	$ (63,501)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:		
Fair Value In Excess Of Stated Value Of Derivative Instrument	-	14,167
Net Cash Used In Operating Activities	**(82,835)**	**(49,334)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By/(Used In) Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of Shareholder Loans	(2,237)	
Borrowing on Shareholder Loans		12,228
Proceeds from Issuance of Simple Agreement for Future Equity (SAFEs)	-	170,000
Net Cash Provided By/(Used In) Investing Activities	**(2,237)**	**182,228**
Change In Cash and Cash Equivalents	(85,072)	132,894
Cash—Beginning Of The Year	132,894	-
Cash—End Of The Year	**$ 47,822**	**$ 132,894**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bottled, Inc. was incorporated on October 21, 2021 in the state of Delaware. The financial statements of Bottled, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The company is developing the Social Kindness App, which allows users to make new friends and have safe, genuine conversations in a gamified environment. Here's how the gamification works: Users write a letter, place it in a virtual bottle, and throw it into the virtual sea. Someone, somewhere in the world, will receive the message at random. If they like the message and want to start a conversation, they 'keep' the bottle, allowing both users to message each other. If not, the bottle goes to someone else until the message resonates with someone or expires. The App is available on both Google Play and the Apple App Store.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Bottled, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenue from downloads of its application by users from Apple App Store and Google Play, subscriptions and in-app purchases by the users.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 21, 2024, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 7,050,000 shares have been issued and are outstanding.

4. DEBT

Shareholder Loans

During the years presented, the Company borrowed money from the owner Adrian Rubio. The details of the loans from the owner are as follows:

Lender	Principal Amount	Interest Rate	Maturity Date	As Of December 2023			As Of December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Adrian Rubio	$ 12,228	0.00%	No set maturity	$ 9,991	$ -	$ 9,991	$ 12,228	$ -	$ 12,228

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31,	
					2023	2022
SAFEs 2021	Fiscal Year 2021	$ 16,000,000	$ 50,000	20%	$ 50,000	$ 50,000
SAFEs 2022	Fiscal Year 2022	16,000,000	120,000	20%	120,000	120,000
Fair Value In Excess Of Stated Value Of Derivative Instrument					14,167	14,167
Total SAFE(s)			$ 170,000		$ 184,167	$ 184,167

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (22,780)	$ (18,222)
Valuation Allowance	22,780	18,222
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (41,001)	$ (18,222)
Valuation Allowance	41,001	18,222
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $149,096, and the Company had state net operating loss ("NOL") carryforwards of approximately $149,096. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

During 2023 and 2022, the Company borrowed money from the owner Adrian Rubio. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $9,991 and $12,228, respectively.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 21, 2024, which is the date the financial statements were available to be issued.

In 2024, the company issued two Simple Agreements for Future Equity (SAFE) totaling $20,000. The valuation cap is set at $16,000,000, with a discount rate of 20%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $82,835, an operating net cash outflow of $82,835 and liquid assets in cash of $47,822, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

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Bottled: The Social KINDNESS App

Social Media is killing us: Bottled fights back with kindness. Bottled: “Message in a Bottle™” gamifies befriending for GenZ and Millennials by offering a welcoming environment for genuine conversations. With over 3.5 million users to date, we represent a fun alternative t...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Gabriela
Jules
Hans
Giulia
Charlie
Make friends worldwide
Tell them what you're looking for
Write and receive meaningful letters
Chat with your newfound friends

$2,020.42 Raised

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$1.35 Per Share

RAISED $2,020.42	INVESTORS 3
MIN INVEST $101.25	VALUATION $10.19M

REASONS TO INVEST

With over 3.5 million users, Bottled provides a fun, unique, and welcoming platform designed to help GenZ and millennials make friends globally.

The global social media and messaging market was valued at over $219.06 billion in 2023 and is projected to reach

 $413.16 billion by 2028. Bottled seeks to take advantage of this growing market being an alternative to social media and messaging platforms.

 Our users spend over 30 minutes A DAY on the App and our scalable monetization model is based on In App purchases and subscriptions rather than stalking "targeted" ads.

TEAM



Adrian Rubio • CEO & Board Director

Ex-coder, punk rocker, and Wharton alumnus. A seasoned leader in business development and strategy, Adrian has been pivotal in launching and scaling companies like Zingy/Vindigo (acq. For-Side), Acotel, Bucksense (acq. Heritage Group), ...

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Pierre Delannoy • CTO, CFO, Board Director & President

Tech and entrepreneurship enthusiast. Founder of Honi, the most popular couples App in France with over 400K downloads, and co-founder of Legitbee, solving the issue of lost digital assets after death. He started Bottled as a side project out of frustration ...

Read More



THE PITCH

A Revolutionized & Inclusive Social Experience



No Influencers, No Bots. Only Real People.

Bottled – "Message in a Bottle," operates at the intersection of social media and mental wellness, offering a fun, unique and welcoming space to find meaningful friendships and a safe place for people to release what's on their minds.

Users can share their thoughts, seek new friends, and write and receive meaningful letters through our platform. Our AI features help those who are 'lost for words' to create opening messages based on their profile data which includes; profile, location, interests, desired message tone, etc. Whether someone is looking for a friend, a pen pal, or an intellectual connection, Bottled lets serendipity decide these chance encounters, fostering genuine conversations in a supportive environment.

The Opportunity

Monetizing Gratitude, Not Toxicity



Meeting **new friends and finding support** has never been so simple.
How do you wish to sail the ocean?
Sailor
Looking for genuine friendship
Pirate
Just chilling and meeting new people.
Treasure hunter
Searching for your special someone

Our mission is to create a fun, genuine, and safe Social platform for GenZ and Millennials. On traditional social media, hate and anger mean more likes, clicks, and ads to be sold. In such a model, there is no incentive to create a safe environment, which results in an experience that magnifies isolation for its users. In contrast, Bottled is a welcoming space that monetizes via in-app purchases, including virtual gifts, power ups, unique avatars, and voice chats (VR coming soon!). This way, we can ensure users feel welcome, and unsurprisingly, 84% of them report finding a GOOD FRIEND on Bottled and 92% feeling more connected using our App.











Users Feel
More Connected
84%
report finding
a good friend
82%
report feeling
less lonely
I never tought my bottle could reach Europe! I'm so happy
Nice to meet you as well, Akiko. This is such a coincidence, I always wanted to learn Japanese! Please teach me
Thats my face right now
It is our lucky day then! Let the adventure begin

Bottled's customer acquisition strategy harnesses the power of social via friend referral mechanisms as well as app store marketing with consistent ROAS of between 2:1 and 3:1 in the U.S. and Europe. By prioritizing user experience and maintaining a balanced 50-50 male-female ratio, we ensure an inclusive community. With fewer than 300 out of 1.3 million daily messages reported as inappropriate, we are proud to offer a safe and engaging platform for our users.

THE MARKET & OUR TRACTION

A Growing Community of Over 3.5 Million Happy Bottlers


Social Media And Messaging
$413.16 B
$219.06 B
Projected CAGR of
13.2%
2023
2030

[Source](#)

Bottled targets the rapidly expanding Social Media and Messaging market, valued at $219.06. billion in 2023 and projected to reach $413.16 billion by 2028, with a compound annual growth rate (CAGR) of 13.2%.[2]

We are proud to have achieved significant traction by providing a fun, safe, and welcoming environment. Proof of that is a balanced user base with a 50-50% male to female ratio and a gamified one-on-one experience that results in an average **DAILY use of over 30 minutes.**

We are backed by experienced advisors and angel investors from the tech and social messaging sectors.



WHY INVEST

Fostering Meaningful Connections


Akiko
Japan, November 20th 2021
Dear stranger,
I want to share with you this lovely landscape from my country, and a quote that I love.
"Do you think the universe fights for souls to be together? Some things are too strange and strong to be coincidences."
- Emery Allen
Whoever you are, this one is for you.
Release
Keep
Invest Today
And help us revolutionize Social Media & Messaging into a fun, safe, and kind environment for all those searching for authenticity.

Invest in Bottled and help us revolutionize social media & messaging into a fun, safe, and kind environment for all those searching for authenticity. With a thriving community of over 3.5 million users, Bottled tackles the critical issue of loneliness, affecting millions of young people in America and the world today.

Your investment will help scale our team and marketing efforts, propelling our mission to monetize gratitude, not toxicity.

Be part of this social revolution and invest in Bottled today.

ABOUT

HEADQUARTERS
310 First Ave. Apt 8H
New York, NY 10009

WEBSITE
View Site

Social Media is killing us: Bottled fights back with kindness. Bottled: “Message in a Bottle™” gamifies befriending for GenZ and Millennials by offering a welcoming environment for genuine

conversations. With over 3.5 million users to date, we represent a fun alternative to toxic Social Media and are now ready to raise capital and scale. Bottled leverages AI to deliver HUMAN connections - not selfies, fosters one-on-one interactions - not tribalism, and rewards kindness, not followers. In short, it helps bring out the best in all of us, not the worst.

TERMS

Bottled

Overview

PRICE PER SHARE
$1.35

VALUATION
$10.19M

DEADLINE ⓘ
Dec. 12, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$101.25

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,997.55

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
11,111

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
914,813

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive Lifetime Cruise Membership in Bottled

Tier 2 Perk: Invest $5,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile - Quarterly call with the founders + 20% bonus shares

Loyalty Perk

As you are a Community Member in Bottled, you are eligible for additional bonus shares (10%).

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an

immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bottled, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Bottled.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Early Bird 1

Invest $1,000+ within the first 2 weeks | 10% bonus shares

04 **23** **41** **28**
Days Hours Minutes Seconds

Select

$1,000

Tier 1 Perk

Invest $1,000+ and receive Lifetime Cruise Membership in Bottled

Select

$5,000
Early Bird 2

Invest $5,000+ within the first 2 weeks | 15% bonus shares

04	23	41	28
Days	Hours	Minutes	Seconds

Select

$5,000
Tier 2 Perk

Invest $5,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 5% bonus shares

Select

$10,000
Tier 3 Perk

Invest $10,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 10% bonus shares

Select

$10,000
Early Bird 3

Invest $10,000+ within the first 2 weeks | 20% bonus shares

04	23	41	28
Days	Hours	Minutes	Seconds

Select

$20,000
Early Bird 4

Invest $20,000+ within the first 2 weeks | 25% bonus shares

04	23	41	28
Days	Hours	Minutes	Seconds

Select

$20,000
Tier 4 Perk

Invest $20,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile + 15% bonus shares

Select

$50,000
Early Bird 5

Invest $50,000+ within the first 2 weeks | 30% bonus shares

04	23	41	28
Days	Hours	Minutes	Seconds

Select

$50,000
Tier 5 Perk

Invest $50,000+ and receive a Lifetime Cruise Membership in Bottled - Special Patron Badge on Profile - Quarterly call with the founders + 20% bonus shares

Select

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

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Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

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Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.